Exhibit 99.1

MTHM DRAFT

For Informational Purposes Only

12-15-08

III.                                Qualitative and quantitative information.

i. Management’s discussion of the policies for the use of derivative financial instruments, explaining whether the policies permit derivatives to be used only for hedging or also for other purposes, such as negotiation, general description of agreements, trading markets, appraisals, authorizations processes and management proceedings

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat and natural gas and it has also entered into financial derivative instruments such as interest rate swaps, and foreign exchange financial instruments (F/X).

Gruma’s policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. The foreign exchange derivative financial instruments described in Section V herein, do not qualify as hedges for accounting purposes under the requirements set forth in the Mexican Financial Information Rules (Normas de Informacion Financiera Mexicana).

As a means to manage counterparty risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (“ISDA”) forms and agreements.

ii. Derivative financial instruments that are not reported as hedging instruments for accounting purposes, are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each entity.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty to such instruments, at their fair market value. Regarding corn, wheat and natural gas futures we take as reference the market values of the Chicago, Kansas and New York futures exchanges, via the specialized financial institutions engaged for such purposes. These valuations are made periodically.

A hedge is effective when the changes in fair market value or the cash flows of the underlying asset are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within a range of 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 “Derivative Financial Instruments” (Boletin C-10 “Instrumentos Financieros Derivados”)(1) the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

iii. Management discussion about the internal and external sources of liquidity that could be used to deal with requirements derived from derivative financial instruments

There are potential significant liquidity requirements under our financial derivative instruments described in Section V below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

iv. Description of the changes in the exposure to identified risks and in the exposure management, such as contingencies and known events or events foreseen by management that can affect exposure in future reports

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as weather, planting seasons, agricultural programs and government policies (national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat and natural gas, risks that exist as an ordinary part of the business. These instruments were valued at their fair market value. As of September, 30, 2008, the derivative financial instruments that were recorded for accounting purposes as hedges, resulted in losses in the amount of Ps.81,018 thousand and recognized in total earnings within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in a gain of Ps.30,170 thousand, which was recognized in income. As of September 30, 2008, these instruments did not have an effect on cash flow for the company.

Certain foreign exchange derivative transactions in effect as of the end of September 30,2008, primarily referenced peso/U.S. dollar and euro/U.S. dollar exchange rates. The fair market value of these derivative instruments can increased or decrease in the future before their settlement date. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange and currency policies, volatility, liquidity in the global markets, local and international political events.

(1) Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

These derivative financial instruments were valued in accordance with their fair market value (mark-to-market). As of September 30, 2008, the open positions of these instruments reflected a total loss of approximately Ps.3,287,646 thousand. The total loss amount was recorded in Gruma’s financial statements as of September 30, 2008. As of September 30, 2008, these instruments did not have an effect on cash flow for the company.

The company has complied with all obligations under its derivative financial instruments.

V. Quantitative Information.

Summary of Financial Derivative Instrument

to September 30, 2008.

Amounts in thousands of Pesos

Exchange Rate Financial Derivative Instruments:

		Purpose		Notional Amount	Reasonable Value (Thousands of Ps)		Installments per year (thousands of Ps)				Collateral/ Lines of Credit/ Guarantees
Derivative	Purchase/ Sale	Hedging/ Negotiation	Currency	(Thousands of USD)*	Current Quarter	Previous Quarter	2008	2009	2010	2011	(thousands of Ps) **
Forwards	Sale	Negotiation	USD-MXN	1,784,650	(1,642,478)	(1,884)	(99,988)	(229,000)	(658,845)	(654,644)
Options	Purchase	Negotiation	USD-MXN	55,000	2,931	610	3,777	(847)
Options	Sale	Negotiation	USD-MXN	55,000	(6,588)	(5,968)	(4,589)	(1,998)	0	0
Structures	Purchase	Negotiation	USD-MXN	199,000	36,599	(516,249)	40,918	(4,320)	0	0
Structures	Sale	Negotiation	USD-MXN	216,500	(1,424,504)	(65,027)	(160,618)	(885,172)	(364,294)	(14,420)

Forwards	Sale	Negotiation	EUR-USD	42,782	5,625	(2,303)	5,625	0	0	0
Structures	Purchase	Negotiation	EUR-USD	16,636	(261,321)		(44,365)	(197,478)	(19,477)	0

Forwards	Purchase	Negotiation	JPY-USD	27,207	1,248	(16,220)	1,248	0	0	0
Forwards	Sale	Negotiation	JPY-USD	27,015	842	18,742	842	0	0	0
				2,423,789	(3,287,646)	(588,299)	(257,149)	(1,318,815)	(1,042,617)	(669,065)

(*)The notional value of USD$2,423,789 thousand, is the nominal value used to calculate the payment of the weekly, monthly or quarterly fixings of the different structures in the future years.

(**) Among the exchange rate derivative financial instruments in effect as of September 30, 2008, only one required the posting of collateral and was subject to margin calls. The fair value of the derivative financial instruments entered into with such counterparty reflects a loss of Ps.848,923 thousand as of September 30, 2008. These financial instruments were cancelled in the fourth quarter through the application of a portion of a credit facility in the amount of Ps.3,367 million that the Company obtained during the fourth quarter. None of the other derivative financial instruments require collateral, credit lines or guarantees.

For the third quarter of 2008, the foreign exchange derivative financial instruments resulted in a net loss of Ps.23,079 thousand. This amount is the result of losses in the amount of Ps.57,104 thousand related to aggregate terminations of positions during the quarter and gains of Ps.34,025 thousand for the same period.

Corn futures derivative financial instruments:

	Purpose	Notional Amount/	Reasonable Value (Thousand of Ps)		Installments per Year (thousands of Pesos)		Collateral/ Credit Lines/Guarantees
Derivative	Hedging/ Negotiation	Nominal/Value (Bu)	Current Quarter	Previous Quarter	2008	2009	(Thousands of Pesos)
Futures ( Bushels )	Hedging	5,000	6	(130)	6

Futures ( Bushels )	Hedging	5,705,000	(83,557)	(35,455)		(83,557)	86,660

Futures ( Bushels )	Hedging	2,195,000	(14,885)		(14,885)		8,712

Futures ( Bushels )	Hedging	9,870,000	103,701	396,644	103,701
		17,774,999	5,265	361,059	88,822	(83,557)	95,372

During the third quarter of 2008, no corn derivative instruments were terminated and additional hedges were entered into covering 2,195,000 bushels.

VI. Sensitivity Analysis

Currency exchange financial derivative instruments:

As of September 30, 2008, we have entered into foreign exchange financial derivatives transactions, that mainly involved peso/dollar and dollar/euro currency rates. These transactions were recorded at their fair market value (mark-to-market). As of September 30, 2008, these instruments resulted in losses of Ps.3,287,646 thousand.

The unrealized losses represent mark-to-market values non-cash losses that were recorded in the financial statements of the Company. The mark-to-market value of these derivative instruments can increase or decrease in the future before the settlement date of the instruments. Changes in the currency exchange rates can be the result of changes in economic conditions, tax and currency policies, volatility and liquidity in the global markets, local and international political events.

Based on our position as of September 30, 2008, hypothetical change consisting in a 10% depreciation of the peso against the dollar and a 10% depreciation of the euro against the dollar, will result in an additional unfavorable effect of Ps.6,085,889 thousand in the income statement of the company. This sensitivity analysis is determined based on the values of the underlying assets provided in an appraisal made by the counterparties as of September 30, 2008, which included the effects of currency exchange rates, time and volatility variables.

Sensitivity Analysis

Over positions in currency exchange derivative

financial instruments to September 30 2008.

10% change in the Underlying Asset

Amounts in thousands of Pesos

		Purposes		Until September 30, 2008	10% Scenario
Derivative	Purchase / Sale	Hedging / Negotiation	Currency	Reasonable Value (Thousands of Ps)	Potential Losses (Thousands of Ps)

Forwards	Sale	Negotiation	USD-MXN	(1,642,478)	(2,045,965)
Options	Purchase	Negotiation	USD-MXN	2,931	60,603
Options	Sale	Negotiation	USD-MXN	(6,588)	(60,656)
Structures	Purchase	Negotiation	USD-MXN	36,599	214,439
Structures	Sale	Negotiation	USD-MXN	(1,424,504)	(3,306,410)

Forwards	Sale	Negotiation	EUR-USD	5,625	46,412
Structures	Purchase	Negotiation	EUR-USD	(261,321)	(1,234,214)

Forwards	Purchase	Negotiation	JPY-USD	1,248	3,272,612
Forwards	Sale	Negotiation	JPY-USD	842	(3,032,710)
				(3,287,646)	(6,085,889)

Corn Futures Derivative Financial Instruments:

Based on our position as of September 30, 2008, a hypothetical change of a 10% low in the bushel value, will result in an additional unfavorable effect of Ps.100,793 thousand. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of September 30, 2008.

Sensibility Analysis

Raw Materials (Corn) Derivative Financial Instruments Position

as September 30, 2008

			Potential
	Purpose	Notional	Losses
	Hedging /	Amount	(thousands of
Derivative	Negotiation	(Bushels)	Pesos)
Futures ( Bushels )	Hedging	5,000	(30)
Futures ( Bushels )	Hedging	5,705,000	(36,182)
Futures ( Bushels )	Hedging	2,195,000	(11,749)
Futures ( Bushels )	Hedging	9,870,000	(52,832)
			(100,793)